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                         GALLOP, JOHNSON & NEUMAN, L.C.
                          101 South Hanley, Suite 1600
                            St. Louis, Missouri 63105
                                  314-615-6000
                            314-615-6001 (Facsimile)

                                December 23, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:    Michael Pressman
         Office of Mergers and Acquisitions

         Re:      Maverick Tube Corporation

                  Schedule TO-I filed December 2, 2004
                  File No.: 5-42504

                  Form S-4 filed December 1, 2004
                  File No.: 333-120923

Ladies and Gentlemen:

         We are filing herewith, via EDGAR, Amendment No. 2 (the "Amendment") to the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 (the "Registration Statement"), and Amendment No. 2 to the above-referenced Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 (the "Schedule TO"). Additionally, this letter is to respond to the Staff's letter of comment dated December 22, 2004 (the "Comment Letter") to the undersigned, as counsel for Maverick Tube Corporation (the "Company"), with respect to the Registration Statement, as amended, and Schedule TO, as amended. For your convenience, we have restated herein each of the Staff's comments followed by our client's response thereto. Also, terms not otherwise defined herein shall have the same meanings ascribed to them in the Registration Statement.


SCHEDULE TO-I

1. We note your response to prior comment 2. Please include a separate row in your fee table for the rights.
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Securities and Exchange Commission
December 23, 2004
Page 2

         Response: The fee table of the Registration Statement has been revised so that the preferred stock purchase rights associated with the common stock being registered is set out in a separate row.

PROSPECTUS COVER PAGE

2. Revise the cover page to reflect the common stock and rights being registered. In addition, Exhibit 5.1 should provide a separate section discussing the legality of the rights.

         Response: An introductory paragraph to the cover page of the prospectus has been added to disclose that it relates to the new notes, the underlying shares of common stock and the associated preferred stock purchase rights. Also, a new section has been added to our Exhibit 5.1 opinion letter addressing the legality of the associated preferred stock purchase rights.

RISK FACTORS, PAGE 14

3. We note your response to prior comment 14. The risk you are attempting to discuss is that the transaction may be taxable to investors. Revise your subheading and the risk factor to state that directly. The discussion of the "position" which you are taking is irrelevant and should be deleted. Please make a corresponding revision to your summary section.

         Response: All references to our position regarding the tax consequences of the exchange for and the ownership of the new notes have been deleted from the summary and the Risk Factor sections of the prospectus. The subheading of the first risk factor (on page 14) has been revised to delete any reference to our position. These sections have been revised to more directly emphasize the negative tax effects that could result from the exchange for and ownership of the new notes.

         We believe that the foregoing, together with the filing of the S-4 Amendment and the TO Amendment, is fully responsive to the Comment Letter. Please direct any further questions or comments to the undersigned.

                                                     Very truly yours,

                                                     /s/ Robert H. Wexler

                                                     Robert H. Wexler

RHW:eml
Cc:      Pamela G. Boone
         Ted W. Paris, Esq.